July 31, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1996 and 1995, total revenues increased 7.1% from $629,860 to $674,264 and total expenses decreased 5.1% from $409,734 to $388,926. As a result, net income increased 29.6% from $220,126 to $285,338 for the three month period ended June 30, 1996, as compared to the same period in 1995. The increase in revenue can be attributed to an increase in rental income due to a higher occupancy and rental rates and higher U-Haul commissions. Occupancy levels for the Partnership's five mini-storage facilities averaged 88.5% for the three month period ended June 30, 1996, as compared to 87.9% for the same period in 1995. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $15,700 (4.4%) from $354,050 for the three month period ended June 30, 1995, to $338,399 for the same period in 1996. The decrease can be attributed to lower maintenance and repairs and office expenses partially offset by higher property management fees. Property management fees, which are based on revenue, increased as a result of the increase in rental revenue. General and administrative expenses decreased approximately $5,200 (9.3%) primarily as a result of other taxes, which consists of Maryland Non-Resident Withholding Taxes which were paid by the Partnership.

For the six month periods ended June 30, 1996, and 1995, total revenues increased 8.7% from $1,212,423 to $1,318,439 and total expenses increased 0.3% from $796,759 to $798,942. As a result, net income increased 25%
from $415,664 for the six month period ended June 30, 1995, to $519,497 for the same period in 1996. The increase in revenue can be attributed to an increase in rental income due to higher occupancy and unit rental rates. Operating expenses decreased slightly form $681,099 to $680,939. Decreases in legal and professional and office expenses were offset by increases in property management fees, power sweeping and guard service expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and Administrative expenses increased approximately $2,300 (2%) as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations.
The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President